Exhibit 99

Contact:	Stephen C. Vaughan
Vice President and
Chief Financial Officer
(405) 225-4800

SONIC ANNOUNCES INTENT TO REPURCHASE UP TO APPROXIMATELY

25.5 MILLION SHARES OF ITS COMMON STOCK THROUGH

A MODIFIED “DUTCH AUCTION” TENDER OFFER

OKLAHOMA CITY, Aug. 11/PRNewswire - First Call/ – Sonic Corp. (Nasdaq: SONC), the nation’s largest chain of drive-in restaurants, today announced that its Board of Directors has authorized a modified “Dutch Auction” tender offer to purchase up to 25,454,545 shares of its common stock at a price per share not less than $19.50 and not greater than $22.00, for a maximum aggregate purchase price of $560 million. The high end of this range represents a 11.5% premium to today’s closing price for the company’s common stock. The tender offer is expected to commence on or about August 15, 2006, and to expire on or about September 22, 2006, unless extended. The number of shares proposed to be purchased in the tender offer represents approximately 30% percent of Sonic’s currently outstanding common stock.

In the tender offer, Sonic’s stockholders will have the opportunity to tender some or all of their shares at a price within the $19.50 to $22.00 per share range. Based on the number of shares tendered and the prices specified by the tendering stockholders, Sonic will determine the purchase price per share by selecting the lowest per share price within the range that will enable it to buy 25,454,545 shares of stock, or fewer shares if a lesser number is properly tendered. All shares accepted in the tender offer will be purchased at the same price per share even if tendered at a lower price. If stockholders tender more than 25,454,545 shares of stock at or below the purchase price per share, Sonic will purchase the shares tendered by those stockholders on a pro rata basis, as will be specified in the offer to purchase that will be distributed to stockholders upon the commencement of the tender offer. Sonic’s intent is to purchase up to $560 million of common stock in the tender offer. In the event the final purchase price is less than the maximum price of $22.00 per share and more than 25,454,545 shares are tendered in the tender offer at or below the purchase price, Sonic intends to exercise its right to purchase up to an additional 2% of its outstanding shares without extending the tender offer so that it may repurchase up to $560 million of common stock.

The tender offer will not be contingent upon a minimum number of shares being tendered. It will be subject to a number of other terms and conditions, including the receipt of financing as noted below, all of which will be specified in the offer to purchase.

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SONC Announces Modified Dutch Auction Tender

August 11, 2006

None of Sonic’s management, its Board of Directors, the dealer managers, the information agent or the depository is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares in the tender offer. Stockholders must decide how many shares they will tender, if any, and the price within the stated range at which they will tender their shares.

Sonic’s directors and executive officers have advised Sonic that they do not intend to tender any of their shares in the tender offer.

Commenting on the announcement, Clifford Hudson, Chairman and Chief Executive Officer, stated, “This tender offer underscores our confidence in Sonic’s long-term outlook and our commitment to enhancing stockholder value. It also represents an opportunity for Sonic to deliver value to those stockholders who elect to tender their shares, while at the same time increasing the proportional ownership of non-tendering stockholders. We believe Sonic possesses the necessary financial strength to complete the tender offer and the related borrowings successfully without affecting our ability to grow our brand and deliver services to our franchisees and customers.”

Hudson continued, “With the assistance of management and outside advisors, our Board has undertaken a review of the company’s strategic plan and its use of cash flows from operations and other available resources for, among other things, capital expenditures, franchise acquisitions, debt repayment, share repurchases, and other alternatives. Based upon this review, the Board determined that returning capital to stockholders through this tender offer is an effective means of providing value to our stockholders and that increasing the company’s financial leverage to fund the tender offer is a prudent use of our resources.”

Sonic is working with Banc of America Securities and Lehman Brothers to arrange a new senior secured credit facility, which is expected to consist of a $100 million, five-year revolving credit facility and a $675 million, seven-year term loan facility. The new senior secured credit facility will be used to fund the purchase of shares in the tender offer, refinance certain of Sonic’s existing debt and pay related fees and expenses. The tender offer will be conditioned upon receipt of this financing.

Banc of America Securities and Lehman Brothers have been retained to act as dealer managers for the tender offer. Banc of America Securities also has been retained to act as the company’s financial advisor for the above-mentioned transactions.

After completion of the tender offer, subject to market conditions, Sonic may pursue a refinancing of its new senior secured credit facility with a securitized transaction and has engaged Lehman Brothers as its sole structuring advisor to evaluate the securitized transaction.

On the commencement date of the tender offer or as soon as practicable thereafter, the offer to purchase, a letter of transmittal and related documents will be mailed to stockholders of record and also will be made available for distribution to beneficial owners of Sonic’s common stock.

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SONC Announces Modified Dutch Auction Tender

August 11, 2006

Sonic, America’s Drive-In, originally started as a hamburger and root beer stand in 1953 in Shawnee, Okla., called Top Hat Drive-In, and then changed its name to Sonic in 1959. The first drive-in to adopt the Sonic name is still serving customers in Stillwater, Okla. Sonic has approximately 3,150 drive-ins coast to coast and in Mexico. More than a million customers eat at Sonic every day. For more information about Sonic Corp. and its subsidiaries, visit Sonic at www.sonicdrivein.com.

This press release is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any shares. The full details of the tender offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal and related materials, which are expected to be mailed to stockholders promptly following commencement of the offer. Stockholders should read carefully the offer to purchase, the letter of transmittal and other related materials when they are available because they will contain important information. Stockholders may obtain free copies, when available, of the offer to purchase and other related materials that will be filed by the company with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. When available, stockholders also may obtain a copy of these documents, free of charge, from the company’s information agent to be appointed in connection with the offer.

This press release also contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements reflect management’s expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. Factors that could cause actual results to differ materially from those expressed in, or underlying, these forward-looking statements are detailed in the company’s annual and quarterly report filings with the Securities and Exchange Commission. The company undertakes no obligation to publicly release revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unforeseen events, except as required to be reported under the rules and regulations of the Securities and Exchange Commission.

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